TSX:IRC                                                                                 NR 06-6

                                                                                     March 29, 2006

IRC UPDATES INVESTORS ON

DIAMOND AND COAL ROYALTIES

DENVER, COLORADO, March 29, 2006 - International Royalty Corporation (TSX: IRC) ("IRC") is pleased to update its investors on the progress of its diamond and coal royalties.

Diamond Royalties

Indicator Minerals Inc. (“IME”) and its joint venture partner Hunter Exploration Group ("Hunter") announced on March 27, 2006 that 25.5kg of kimberlite float discovered on the Barrow Project ("Barrow") in the Nunavut Territory in 2005 has yielded 171 micro diamonds and five macro diamonds. IRC holds a 1% gross overriding royalty on the Barrow project. In a press release dated March 27, 2006 IME stated:

“The 25.5kg sample was submitted to SRC Geoanalytical Laboratories ("SRC") for micro diamond analysis using caustic fusion. A total of 171 micro diamonds and five macro diamonds (defined as greater than or equal to 0.50mm in 2 dimensions) were recovered (see table below). SRC provided descriptions for diamonds down to 0.3mm. The majority were described as clear and colourless and were dominated by octahedral crystal form (…visit our website at www.indicatorminerals.com). The three largest diamonds measure as follows: 1.00mm x 0.50mm x 0.40mm, 0.84mm x 0.70mm x 0.38mm and 0.78mm x 0.58mm x 0.50 mm.

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Sample

UPR6401DK   0.075  0.106  0.150  0.212  0.300  0.425  0.600

25.5kg         mm     mm     mm     mm     mm     mm     mm    Total

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Diamonds(i)    71     45     19     16     18      6      1      176

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(i) As reported by Saskatchewan Research Council

The kimberlite float was discovered on the Barrow Project during the 2005 field season while following up high priority airborne geophysical targets and is part of the same occurrence from which a macro-diamond was recovered during the extraction of indicator minerals (see IME news release dated 27 September, 2005). IME is confident that the kimberlite float originated on its property; however, this cannot be definitively established without drilling.”

The preceding diamond royalty information is derived from publicly available information provided by IME. The information contained in the IME press release and in this press release has been reviewed by Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release. As a royalty holder with respect to the properties which are the subject of the IME release quoted above, IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded or edited in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

Coal Royalties

Western Canadian Coal Corp. (“Western”) has filed a notice to appeal the decision of the Supreme Court of British Columbia to uphold the royalty-sharing agreement (the “Royalty Agreement”) entered into by Western Canadian Coal Corp. on March 31, 2000 with certain individuals, including David Fawcett (“Fawcett”) with respect to the Mt. Speiker, Perry Creek, Hermann and West Brazion coal properties in north eastern British Columbia.

On February 22, 2005 IRC signed a definitive agreement with Fawcett to acquire 20.3% of a 1% royalty of the price (FOB) for all product tonnes of coal produced from the Wolverine and Brazion properties as granted under the Royalty Agreement.  The definitive agreement and related escrow agreement called for the entire cash and share consideration to be held in escrow pending the receipt by Fawcett of Western’s execution of the assignment agreements acknowledging the royalty-sharing agreement and Fawcett’s sale to IRC.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst
President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Edith English : eenglish@renmarkfinancial.com

Media, Cynthia Lane: clane@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com